UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)

RPC, Inc.
(Name of Issuer)
Common Stock, $.10 Par Value
(Title of Class of Securities)
749660 10 6
(CUSIP Number)
Stephen D. Fox Arnall Golden Gregory LLP171 17th Street NW, Suite 2100 Atlanta, GA 30363 (404) 473-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 1, 2017, February 16, 2018, and May 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
13427800v7

CUSIP No. 749660 10 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person R. Randall Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,101,241
8	Shared Voting Power 146,163,194*
9	Sole Dispositive Power 1,101,241
10	Shared Dispositive Power 146,163,194*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 147,264,435*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13	Percent of Class Represented by Amount in Row (11) 68.6 percent*
14	Type of Reporting Person IN

*
Includes 3,505,614 shares of Company Common Stock held in two charitable trusts of which he is a co-trustee and as to which he shares voting and investment power. Also includes 129,876,265 shares of Company Common Stock held by RFPS Management Company II, L.P., a Georgia limited partnership. The general partner of RFPS Management Company II, L.P. is RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc., a Georgia corporation. Mr. R. Randall Rollins is an officer and director of LOR, Inc. Mr. R. Randall Rollins and Mr. Gary W. Rollins have voting control of LOR, Inc. Also includes 11,292,525 shares of Company Common Stock held by RFT Investment Company, LLC. LOR, Inc., is the manager of RFT Investment Company, LLC. Also includes 1,228,400 shares of Company Common Stock held by RFPS Investments II, L.P., a Georgia limited partnership. LOR Investment Company, LLC, a Georgia limited liability company, is the general partner of RFPS Investments II, L.P. LOR, Inc., holds fifty percent of all voting interests in LOR Investment Company, LLC. Also includes 260,390 shares of Company Common Stock held by his wife, as to which Mr. R. Randall Rollins disclaims any beneficial interest.

CUSIP No. 749660 10 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 4,266,295
8	Shared Voting Power 145,905,774*
9	Sole Dispositive Power 4,266,295
10	Shared Dispositive Power 145,905,774*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 150,172,069*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 69.9 percent*
14	Type of Reporting Person IN

*
Includes 3,505,614 shares of Company Common Stock held in two charitable trusts of which he is co-trustee and as to which he shares voting and investment power. Also includes 129,876,265 shares of Company Common Stock held by RFPS Management Company II, L.P., a Georgia limited partnership. The general partner of RFPS Management Company II, L.P., is RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc., a Georgia corporation. Mr. Gary W. Rollins is an officer and director of LOR, Inc. Mr. R. Randall Rollins and Mr. Gary W. Rollins have voting control of LOR, Inc. Also includes 11,292,525 shares of Company Common Stock held by RFT Investment Company, LLC, a Georgia limited liability company. LOR, Inc., is the manager of RFT Investment Company, LLC. Also includes 1,228,400 shares of the Company Common Stock held by RFPS Investments II, L.P., a Georgia limited partnership. LOR Investment Company, LLC, a Georgia limited liability company, is the general partner of RFPS Investments II, L.P. LOR, Inc., holds fifty percent of all voting interests in LOR Investment Company, LLC. Also includes 2,970 shares of Company Common Stock held by his wife, as to which Mr. Gary W. Rollins disclaims any beneficial interest.

CUSIP No. 749660 10 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFPS Management Company II, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds AF, WC, OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 129,876,265
8	Shared Voting Power 0
9	Sole Dispositive Power 129,876,265
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 129,876,265
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 60.5 percent
14	Type of Reporting Person PN

CUSIP No. 749660 10 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds AF, WC, OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 129,876,265*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 129,876,265*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 129,876,265*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 60.5 percent*
14	Type of Reporting Person OO

*
Includes 129,876,265 shares held by RFPS Management Company II, L.P. (the “Partnership”). The reporting person is the general partner of the Partnership.

CUSIP No. 749660 10 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFPS Investments II, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds AF, WC, OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,228,400
8	Shared Voting Power 129,876,265*
9	Sole Dispositive Power 1,228,400
10	Shared Dispositive Power 129,876,265*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 131,104,665*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 61.0 percent*
14	Type of Reporting Person PN

*
Includes 129,876,265 shares held by RFPS Management Company II, L.P. (the “Partnership”). The reporting person is a limited partner of the Partnership.

CUSIP No. 749660 10 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds AF, WC, OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 142,397,190*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 142,397,190*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 142,397,190*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 66.3 percent*
14	Type of Reporting Person CO

*
Includes 129,876,265 shares held by RFPS Management Company II, L.P. (the “Partnership”) and 11,292,525 shares held by RFT Investment Company, LLC (“RFT”). Also includes 1,228,400 shares held by RFPS Investments II, L.P., of which LOR Investment Company, LLC (“LORIC”) is the general partner. The reporting person is the manager of the general partner of the Partnership, the manager of RFT and a voting member of LORIC.

CUSIP No. 749660 10 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person LOR Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds AF, WC, OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 131,104,665*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 131,104,665*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 131,104,665*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 61.0 percent*
14	Type of Reporting Person OO

*
Includes 129,876,265 shares held by RFPS Management Company II, L.P. (the “Partnership”). The reporting person is the general partner of the limited partner of the Partnership. Also includes 1,228,400 shares held by RFPS Investments II, L.P. of which the reporting person is the general partner.

CUSIP No. 749660 10 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFT Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds AF, WC, OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 11,292,525
8	Shared Voting Power 0
9	Sole Dispositive Power 11,292,525
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,292,525
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 5.3 percent
14	Type of Reporting Person OO

CUSIP No. 749660 10 6

Item 1.
Security and Issuer

This Amendment No. 11 to Schedule 13D relates to the common stock, $0.10 par value per share (the “Common Stock”), of RPC, Inc., a Delaware corporation (the “Company”). The original Schedule 13D was filed on November 8, 1993, as amended by Amendment No. 1 filed on March 5, 1996, Amendment No. 2 filed on January 10, 2003, Amendment No. 3 filed on May 1, 2003, Amendment No. 4 filed on October 14, 2003, Amendment No. 5 filed on December 14, 2006, Amendment No. 6 filed on August 3, 2007, Amendment No. 7 filed on August 29, 2007, Amendment No. 8 filed on November 20, 2007, Amendment No. 9 filed on January 25, 2013, and Amendment No. 10 filed on December 11, 2014 (collectively, the “Schedule 13D, as amended”). The principal executive office of the Company is located at:

2801 Buford Highway NE, Suite 300
Atlanta, Georgia 30329

Item 2.
Identity and Background

1.
(a)          R. Randall Rollins is a reporting person filing this statement.

(b)
2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)
Chairman of the Board of the Company, engaged in the business of oil and gas field services, the business address of which is 2801 Buford Highway, Suite 300, Atlanta, Georgia 30329. Chairman of the Board of Marine Products Corporation, engaged in the business of boat manufacturing, the business address of which is 2801 Buford Highway, Suite 300, Atlanta, Georgia 30329. Chairman of the Board of Rollins, Inc., engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)
None.

(e)
None.

(f)
United States.

2.
(a)          Gary W. Rollins is a reporting person filing this statement.

(b)
2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)
Vice Chairman and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)
None.

(e)
None.

(f)
United States.

CUSIP No. 749660 10 6

3.
RFPS Management Company II, L.P. is a reporting person filing this statement. It is a Georgia limited partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

4.
RFA Management Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a family office investment manager.

(d)
None.

(e)
None.

5.
RFPS Investments II, L.P. is a reporting person filing this statement. It is a Georgia limited partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

6.
LOR, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

7.
LOR Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

8.
RFT Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

9.
(a)          Thomas Hamilton Claiborne is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
15 Ellensview Ct., Richmond, VA 23226.

(c)
Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is Mary Oppenheimer Daughters Holdings Limited, 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.

(d)
None.

(e)
None.

(f)
United States.

10.
(a)          Amy R. Kreisler is a director of LOR, Inc., which is a reporting person filing this statement

(b)
1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
Executive Director—The O. Wayne Rollins Foundation and The Ma-Ran Foundation (private charitable entities), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

11.
(a)          Paul Morton is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(c)
Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(d)
None.

(e)
None.

(f)
United States.

12.
(a)          Pamela R. Rollins is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
Board member for Young Harris College. Board member of National Monuments Foundation and the O. Wayne Rollins Foundation, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

13.
(a)          Timothy C. Rollins is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
Vice President of Rollins Investment Company (management services), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

Item 3.
Source and Amount of Funds or Other Consideration

See the Schedule 13D, as amended for historical information. RFPS Investments II, LP purchased 193,400 shares of Company common stock on December 11, 2014 at a weighted average purchase price of $12.1969 per share. RFPS Management Company II, LP purchased 370,000 shares of Company common stock on December 12, 2014 at a weighted average purchase price of $11.9809 per share, and purchased an additional 45,800 shares on December 15, 2014 at a weighted average purchase price of $12.1059 per share. The source of the funds used for these purchases was working capital. Mr. R. Randall Rollins generally receives annual grants of restricted stock from the Company as compensation for his service as Chairman of the Board.

Item 4.
Purpose of Transaction

See the Schedule 13D, as amended, for historical information. All acquisitions described in Item 3 above were for investment purposes. In addition to the acquisitions described in Item 3 above, any material increase in the percentage ownership of the Company’s common stock by the reporting persons has been primarily due to repurchases of Company common stock under the Company’s publicly announced repurchase plans. The reporting persons and other persons listed in Item 2 may make additional open market purchases or sales, or engage in estate planning or other transactions in Company common stock, from time to time.

The reporting persons and the other persons listed in Item 2 have no present intent to take any action that would result in:

(a)
the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

(b)
an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof;

(c)
a sale or transfer of a material amount of assets of the Company or any subsidiary thereof;

(d)
any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)
any material change in the present capitalization or dividend policy of the Company;

(f)
any other material change in the Company’s business or corporate structure;

(g)
any changes in the Company’s charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person;

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)
a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)
any action similar to any of those enumerated above.

 Notwithstanding the foregoing, the reporting persons and the other persons listed in Item 2 will continue to review their investment in the Company, and reserve the right to change their intentions with respect to any or all of such matters.

Item 5.
Interest in Securities of the Issuer

(a)-(b)
See the cover pages to this Amendment.

Mr. Thomas Claiborne does not beneficially own any shares of Company common stock.

Ms. Amy R. Kreisler beneficially owns 4,739,014 shares of Company common stock (2.2%). She has sole voting and dispositive power with respect to 5,000 shares, and shared voting and dispositive power with respect to 4,734,014 shares. These shares include 1,228,400 shares of Company common stock held by RFPS Investments II, L.P. Ms. Kreisler holds a voting interest in LOR Investment Company, LLC, the general partner of RFPS Investments II, L.P. Also includes 3,505,614 shares of Company Common Stock held in two charitable trusts of which she is a co-trustee or Executive Director. Excludes 734,966 shares of Company Common Stock held indirectly through a family limited partnership, of which Ms. Kreisler is a general partner.

Mr. Paul Morton beneficially owns 750 shares of Company common stock (0.0%) as to which shares he has sole voting and dispositive power.

Ms. Pamela R. Rollins beneficially owns 2,101,013 shares of Company common stock (1.0%). She has sole voting and dispositive power with respect to 10,000 shares, and shared voting and dispositive power with respect to 2,091,013 shares. These shares include 1,228,400 shares of Company Common Stock held by RFPS Investments II, L.P. Ms. Rollins holds a voting interest in LOR Investment Company, LLC, the general partner of RFPS Investments II, L.P. Also includes 862,613 shares of Company Common Stock held in a charitable trust of which she is a co-trustee. Excludes 734,966 shares of Company Common Stock held indirectly through a family limited partnership, of which Ms. Rollins is a general partner.

Mr. Timothy C. Rollins beneficially owns 1,228,400 shares of Company common stock (0.0%). He has sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 1,228,400 shares. These shares include 1,228,400 shares of Company Common Stock held by RFPS Investments II, L.P. Mr. Rollins holds a voting interest in LOR Investment Company, LLC, the general partner of RFPS Investments II, L.P. Excludes 734,966 shares of Company Common Stock held indirectly through a family limited partnership, of which Mr. Rollins is a general partner.

(c)
The following transactions were effected by the reporting persons within 60 days prior to February 16, 2018:

●
Mr. R. Randall Rollins and Mr. Gary W. Rollins held an indirect interest in the trustee of the general partner (the "Partner") of a limited partnership (the “Limited Partnership”) that owned 727,050 shares of common stock of the Company, together with a portfolio of other significant assets. On December 31, 2017, the Partner sold all of its partnership interests in the Limited Partnership for an estimated aggregate purchase price of $102,700.
●
On January 22, 2018, Mr. R. Randall Rollins had 5,174 shares of Company common stock withheld to pay taxes in connection with the vesting of restricted stock.
●
On January 23, 2018, Mr. R. Randall Rollins received a grant of 45,000 shares of restricted stock from the Company as compensation for his service as Chairman of the Board of Directors.
●
On January 24, 2018, Mr. R. Randall Rollins had 4,553 shares of Company common stock withheld to pay taxes in connection with the vesting of restricted stock.
●
On January 26, 2018, Mr. R. Randall Rollins had 16,458 shares of Company common stock withheld to pay taxes in connection with the vesting of restricted stock.

There were no transactions in Company common stock effected by the reporting persons or the other persons listed in Item 2 within 60 days of August 1, 2017, May 1, 2018 or the date hereof. There were no transactions by the other reporting persons or the non-reporting persons listed in Item 2 within 60 days prior to February 16, 2018.

(d)
None.

(e)
Not applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.
Material to be Filed as Exhibits

(A)
Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

CUSIP No. 749660 10 6

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

RFPS MANAGEMENT COMPANY II, L.P. By: RFA MANAGEMENT COMPANY, LLC, General Partner By: LOR, INC., Manager By:/s/ R. Randall Rollins R. Randall Rollins, President	Date: 8/1/19
RFT INVESTMENT COMPANY, LLC By: LOR, INC., Manager By:/s/ R. Randall Rollins R. Randall Rollins, President	Date: 8/1/19
RFA MANAGEMENT COMPANY, LLC By: LOR, INC., Manager By:/s/ R. Randall Rollins R. Randall Rollins, President	Date: 8/1/19
RFPS INVESTMENTS II, L.P. By: LOR INVESTMENT COMPANY, LLC, General Partner By: LOR, INC., Class A Member By: :/s/ R. Randall Rollins R. Randall Rollins, President	Date: 8/1/19
LOR INVESTMENT COMPANY, LLC By: LOR, INC., Class A Member By:/s/ R. Randall Rollins R. Randall Rollins, President	Date: 8/1/19
LOR, INC. By:/s/ R. Randall Rollins R. Randall Rollins, President	Date: 8/1/19
/s/ R. Randall Rollins R. RANDALL ROLLINS	Date: 8/1/19
/s/ Gary W. Rollins GARY W. ROLLINS	Date: 8/2/19

EXHIBIT A

The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by RPC, Inc. is being filed on behalf of each of the undersigned.

RFPS MANAGEMENT COMPANY II, L.P. By: RFA MANAGEMENT COMPANY, LLC, General Partner By: LOR, INC., Manager By:/s/ R. Randall Rollins R. Randall Rollins, President	Date: 8/1/19
RFT INVESTMENT COMPANY, LLC By: LOR, INC., Manager By:/s/ R. Randall Rollins R. Randall Rollins, President	Date: 8/1/19
RFA MANAGEMENT COMPANY, LLC By: LOR, INC., Manager By:/s/ R. Randall Rollins R. Randall Rollins, President	Date: 8/1/19
RFPS INVESTMENTS II, L.P. By: LOR INVESTMENT COMPANY, LLC, General Partner By: LOR, INC., Class A Member By: :/s/ R. Randall Rollins R. Randall Rollins, President	Date: 8/1/19
LOR INVESTMENT COMPANY, LLC By: LOR, INC., Class A Member By:/s/ R. Randall Rollins R. Randall Rollins, President	Date: 8/1/19
LOR, INC. By:/s/ R. Randall Rollins R. Randall Rollins, President	Date: 8/1/19
/s/ R. Randall Rollins R. RANDALL ROLLINS	Date: 8/1/19
/s/ Gary W. Rollins GARY W. ROLLINS	Date: 8/2/19